Exhibit 99.1

PART I FINANCIAL INFORMATION

Item 1. Financial Statements (Unaudited)

Unaudited Condensed Consolidated Balance Sheets as of June 30, 2011, December 31, 2011 and June 30, 2012	3
Unaudited Condensed Consolidated Income Statements for the Three and Six months ended June 30, 2011 and June 30, 2012	4
Unaudited Condensed Consolidated Statements of Comprehensive Income for the Three and Six months ended June 30, 2011 and June 30, 2012	5
Unaudited Condensed Consolidated Cash Flow Statements for the Three and Six months ended June 30, 2011 and June 30, 2012	6
Notes to the Unaudited Condensed Consolidated Financial Statements	7

AerCap Holdings N.V. and Subsidiaries

Unaudited Condensed Consolidated Balance Sheets

As of June 30, 2011, December 31, 2011 and June 30, 2012

	Note	June 30, 2011	December 31, 2011	June 30, 2012
		(US dollars in thousands except share and per share amounts)
Assets
Cash and cash equivalents		$344,061	$411,081	$474,251
Restricted cash		191,026	237,325	290,835
Trade receivables, net of provisions		60,895	16,063	11,358
Flight equipment held for operating leases, net	6	8,158,226	7,895,874	8,027,488
Flight equipment held for sale		26,536	—	—
Net investment in direct finance leases		27,327	25,094	23,482
Notes receivable, net of provisions	7	14,531	5,200	4,110
Prepayments on flight equipment		129,042	95,619	71,324
Investments		78,345	84,079	88,694
Goodwill		6,776	—	—
Intangibles		48,809	29,677	23,825
Inventory		132,796	13,953	7,167
Derivative assets	8	58,873	21,050	13,102
Deferred income taxes		85,613	91,258	85,531
Other assets	9	208,181	181,359	167,912
Total Assets		$9,571,037	$9,107,632	$9,289,079

Liabilities and Equity
Accounts payable		$20,827	$4,142	$1,332
Accrued expenses and other liabilities	10	86,700	74,458	76,510
Accrued maintenance liability		433,841	452,582	503,616
Lessee deposit liability		107,606	102,844	102,210
Debt	11	6,519,233	6,111,165	6,224,987
Accrual for onerous contracts		6,739	3,971	—
Deferred revenue		48,505	47,994	44,780
Derivative liabilities	8	31,364	27,159	20,831
Total Liabilities		7,254,815	6,824,315	6,974,266

Ordinary share capital, €0.01 par value (250,000,000 ordinary shares authorized, 149,232,426 ordinary shares issued and outstanding)		1,570	1,570	1,570
Additional paid-in capital		1,336,850	1,340,205	1,343,601
Treasury stock (14,923,242 ordinary shares) (1)		(1,449)	(100,000)	(162,719)
Accumulated other comprehensive income (loss)		(1,292)	(8,513)	(10,411)
Accumulated retained earnings		974,681	1,043,974	1,138,565
Total AerCap Holdings N.V. Shareholders’ Equity	12	2,310,360	2,277,236	2,310,606
Non-controlling interest	12	5,862	6,081	4,207
Total Equity	12	2,316,222	2,283,317	2,314,813

Total Liabilities and Equity		$9,571,037	$9,107,632	$9,289,079

(1)                   The 14,923,242 ordinary shares held as treasury stock as of June 30, 2012, have been cancelled effective in the third quarter of 2012.

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries

Unaudited Condensed Consolidated Income Statements

For the Three and Six Months Ended June 30, 2011 and 2012

		Three months ended June 30,		Six months ended June 30,
	Note	2011 (1)	2012	2011 (1)	2012
		(US dollars in thousands, except share and per share amounts)

Revenues
Lease revenue		$264,535	$247,443	$521,777	$500,181
Net gain on sale of assets		6,498	653	5,183	434
Management fee revenue		5,089	4,174	10,237	8,704
Interest revenue		601	324	1,181	946
Other revenue		355	285	2,811	514
Total Revenues		277,078	252,879	541,189	510,779

Expenses
Depreciation		90,818	93,087	181,243	182,115
Asset impairment		—	—	7,749	—
Interest on debt		82,916	93,654	141,617	157,621
Operating lease-in costs		2,989	380	6,040	2,902
Leasing expenses		18,684	17,866	29,780	36,343
Provision for doubtful accounts		2,350	—	2,311	—
Selling, general and administrative expenses	13,14	49,413	21,718	66,247	38,046
Total Expenses		247,170	226,705	434,987	417,027

Income from continuing operations before income taxes and income of investments accounted for under the equity method		29,908	26,174	106,202	93,752
Provision for income taxes		(1,781)	(1,619)	(7,554)	(7,497)
Net income of investments accounted for under the equity method		2,517	3,725	5,171	6,462
Net Income from continuing operations		$30,644	$28,280	$103,819	$92,717
Income (loss) from discontinued operations, net of tax (AeroTurbine)		64	—	(582)	—
Net Income		$30,708	$28,280	$103,237	$92,717
Net (income) loss attributable to non-controlling interest		134	1,301	(306)	1,874
Net Income attributable to AerCap Holdings N.V.		$30,842	$29,581	$102,931	$94,591
Total earnings per share , basic and diluted	15	$0.21	$0.21	$0.69	$0.68
Loss per share from discontinued operations, basic and diluted		$—	$—	$—	$—
Earnings per share from continued operations attributable to AerCap Holdings N.V., basic and diluted		$0.21	$0.21	$0.69	$0.68
Weighted average shares outstanding, basic and diluted		149,211,244	138,717,200	149,221,776	139,308,322

(1)                   Certain reclassifications have been made to prior year’s Unaudited Condensed Consolidated Income Statement to reflect the current year presentation.

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries

Unaudited Condensed Consolidated Statements of Comprehensive Income

For the Three and Six Months Ended June 30, 2011 and 2012

	Three months ended June 30,		Six months ended June 30,
	2011	2012	2011	2012
	(US dollars in thousands)		(US dollars in thousands)

Net Income attributable to AerCap Holdings N.V.	$30,842	$29,581	$102,931	$94,591

Other Comprehensive Income, net of tax:
Net change in fair value of derivatives, net of tax of $1,016, $164, $899 and $271, respectively	(7,110)	(1,145)	(6,297)	(1,898)
Other Comprehensive Income	(7,110)	(1,145)	(6,297)	(1,898)

Total Comprehensive Income	$23,732	$28,436	$96,634	$92,693

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows

For the Three and Six Months Ended June 30, 2011 and 2012

	Three months ended June 30,		Six months ended June 30,
	2011	2012	2011	2012
	(US dollars in thousands)

Net income	$30,708	$28,280	$103,237	$92,717
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	98,855	93,087	197,177	182,115
Asset impairment	4,984	—	12,733	—
Amortization of debt issuance costs	10,097	30,426	17,548	37,541
Amortization of intangibles	4,555	2,875	9,828	5,852
Provision for doubtful accounts	2,391	—	4,034	—
Capitalized interest on pre-delivery payments	(13)	(284)	(52)	(620)
Net gain on sale of assets	(9,316)	(653)	(8,838)	(434)
Mark-to-market of non-hedged derivatives	13,311	7,217	(5,065)	3,433
Deferred taxes	2,246	1,404	10,105	5,999
Share-based compensation	2,029	1,932	4,302	3,397
Changes in assets and liabilities:
Trade receivables and notes receivable, net	(1,294)	(692)	(15,659)	5,795
Inventories	247	1,697	(121)	6,786
Other assets and derivative assets	(4,477)	(84)	(33,420)	(5,798)
Other liabilities	(9,479)	(5,432)	(50,749)	(9,489)
Deferred revenue	(2,815)	(1,865)	(10,612)	(3,214)
Net cash provided by operating activities	142,029	157,908	234,448	324,080
Purchase of flight equipment	(138,497)	(216,028)	(498,386)	(484,675)
Proceeds from sale/disposal of assets	33,408	112,688	59,351	220,655
Prepayments on flight equipment	(7,313)	(9,636)	(15,991)	(17,842)
Purchase of investment	—	—	(2,500)	—
Movement in restricted cash	18,228	12,817	30,558	(53,510)
Net cash used in investing activities	(94,174)	(100,159)	(426,968)	(335,372)
Issuance of debt	728,339	469,079	1,134,243	823,669
Repayment of debt	(743,344)	(420,951)	(987,153)	(710,057)
Debt issuance costs paid	(9,793)	(18,362)	(24,612)	(24,288)
Maintenance payments received	18,795	32,567	52,702	72,275
Maintenance payments returned	(13,198)	(4,931)	(33,736)	(23,340)
Security deposits received	10,774	7,733	12,684	11,838
Security deposits returned	(19,233)	(9,397)	(25,950)	(11,322)
Repurchase of shares	(1,449)	(62,719)	(1,449)	(62,719)
Net cash (used in) provided by financing activities	(29,109)	(6,981)	126,729	76,056
Net increase (decrease) in cash and cash equivalents	18,746	50,768	(65,791)	64,764
Effect of exchange rate changes	2,864	(1,211)	5,402	(1,594)
Cash and cash equivalents at beginning of period	322,451	424,694	404,450	411,081
Cash and cash equivalents at end of period	$344,061	$474,251	$344,061	$474,251
Supplemental cash flow information:
Interest paid	56,072	45,862	111,858	89,558
Taxes paid	96	59	1,296	1,434

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands or as otherwise stated, except share and per share amounts)

1.  General

The Company

We are an independent aircraft leasing company with $9.3 billion of total assets on our balance sheet mainly consisting of 256 owned aircraft. We are a New York Stock Exchange-listed company (AER) headquartered in The Netherlands with offices in Ireland, the United States, China, Singapore and the United Arab Emirates.

These condensed consolidated financial statements include the accounts of AerCap Holdings N.V. and its subsidiaries. AerCap Holdings N.V. is a Netherlands public limited liability company (“naamloze vennootschap or N.V.”) formed on July 10, 2006 for the purpose of acquiring all of the assets and liabilities of AerCap Holdings C.V. AerCap Holdings C.V. is a limited partnership (“commanditaire vennootschap”) formed under the laws of The Netherlands on June 27, 2005 for the purposes of acquiring the share capital, subordinated debt and senior debt of debis AirFinance B.V. (“AerCap B.V.”), which occurred on June 30, 2005 (the “2005 Acquisition”). In anticipation of our initial public offering, we changed our corporate structure from a Netherlands partnership to a Netherlands public limited liability company. This change was effected through the acquisition of all of the assets and liabilities of AerCap Holdings C.V. by AerCap Holdings N.V. on October 27, 2006. In accordance with ASC 805, “Business Combinations”, this acquisition was a transaction under ordinary control and accordingly, AerCap Holdings N.V. recognized the acquisition of the assets and liabilities of AerCap Holdings C.V. at their carrying values and no goodwill or other intangible assets were recognized.

Variable interest entities

There have been no material changes to our variable interest entities from those disclosed in our 2011 Annual Report on Form 20-F filed with the SEC on March 23, 2012.

AeroTurbine Transaction

On October 7, 2011, we completed the sale of AeroTurbine to International Lease Finance Corporation (“ILFC”). As a result of the sale and based on ASC 205-20, which governs financial statements for discontinued operations, the results of AeroTurbine for the three and six months ended June 30, 2011 have been reclassified to discontinued operations in the consolidated income statements.

2.  Basis for presentation

Our financial statements are presented in accordance with accounting principles generally accepted in the United States of America.

We consolidate all companies in which we have a direct and indirect legal or effective control and all variable interest entities for which we are deemed the primary beneficiary under ASC 810. All intercompany balances and transactions with consolidated subsidiaries have been eliminated. The results of consolidated entities are included from the effective date of control or, in the case of variable interest entities, from the date that we are or become the primary beneficiary. The results of subsidiaries sold or otherwise deconsolidated are excluded from the date that we cease to control the subsidiary or, in the case of variable interest entities, when we cease to be the primary beneficiary.

Other investments in which we have the ability to exercise significant influence and joint ventures are accounted for under the equity method of accounting.

The consolidated financial statements are stated in United States dollars, which is our functional currency.

Certain information and footnote disclosures required by U.S. GAAP for complete annual financial statements have been omitted and, therefore, it is suggested that these interim financial statements be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2011. In the opinion of management, these interim financial statements, which have been prepared pursuant to the rules of the SEC and U.S. GAAP for interim financial reporting, reflect all adjustments, which consisted only of normal recurring adjustments which were necessary to state fairly the results for the interim periods. The results of operations for the three and six months ended June 30, 2012 are not necessarily indicative of those for a full fiscal year.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands or as otherwise stated, except share and per share amounts)

2.  Basis for presentation (continued)

The preparation of consolidated financial statements in conformity with generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. For us, the use of estimates is or could be a significant factor affecting the reported carrying values of flight equipment, inventory, intangibles, goodwill, investments, trade and notes receivable, deferred tax assets and accruals and reserves. Management considers information available from professional appraisers, where possible, to support estimates, particularly with respect to flight equipment. Despite management’s best efforts to accurately estimate such amounts, actual results could materially differ from those estimates.

In the six months ended June 30, 2012, we reduced our estimates of useful lives and residual values of certain older aircraft which resulted in increased depreciation expenses. The change in estimates is a result of the current market conditions that have negatively affected the useful lives and residual values for such aircraft. The effect on net income from continuing operations for the six months ended June 30, 2012 was to reduce net income by $2.6 million, or $0.02 basic and diluted earnings per share.

3.  Reclassifications

Gain or loss on sale of assets—We have historically presented our gain or loss on sale of assets on a net basis, with the net book value of the asset being sold and related direct selling costs netted against sales consideration as gain or loss on sale of assets. As a result of the acquisition of AeroTurbine, effective January 1, 2006, we changed our presentation of sales of aircraft to a gross basis in our Consolidated Income Statements. As a result of the disposal of AeroTurbine in the fourth quarter of 2011, we changed our presentation back to a net basis as it was before the AeroTurbine acquisition. This presentation has also been applied retrospectively in our Consolidated Income Statements to provide the reader with meaningful and comparable information.

4.  Recent accounting pronouncements

In May 2011, the FASB issued ASU 2011-04 (“ASU 2011-04”), Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs, to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS. The amendments in this update change the wording used to describe the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements which include (1) those that clarify the FASB’s intent about the application of existing fair value measurement and disclosure requirements, and (2) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurement. ASU 2011-04 is effective for interim and annual reporting periods beginning after December 15, 2011. The adoption of ASU 2011-04 did not have a material impact on our consolidated financial statements.

In June 2011, the FASB issued Accounting Standards Update (“ASU”) 2011-05 (“ASU 2011-05”), Comprehensive Income (Topic 220): Presentation of Comprehensive Income, which gives the option to present the total of comprehensive income either in a single continuous statement of comprehensive net income or in two separate but consecutive statements. In either option, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. If a two statement approach is used, the statement of other comprehensive income should immediately follow the statement of net income. This update eliminates the option to present the components of other comprehensive income as part of the statement of changes in shareholders’ equity. It also requires the presentation on the face of the financial statements of reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) where the components of net income and the components of other comprehensive income are presented. ASU 2011-05 is effective for interim and annual reporting periods beginning after December 15, 2011 and should be applied retrospectively. The Company adopted the two statement approach and the adoption of ASU 2011-05 did not have a material impact on our consolidated financial statements.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands or as otherwise stated, except share and per share amounts)

5.  Fair value measurements

In September 2006, the FASB issued ASC 820, which is effective for fiscal years beginning after November 15, 2007. The Company adopted ASC 820 for all financial assets and liabilities and non-financial assets required to be measured at fair value on a recurring basis, prospectively from January 1, 2008. The application of ASC 820 for financial instruments which are periodically measured at fair value did not have a material effect on the Company’s results of operations or financial position. Under ASC 820, the Company determines fair value based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is the Company’s policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy as described below. Where limited or no observable market data exists, fair value measurements for assets and liabilities are based primarily on management’s own estimates and are calculated based upon the Company’s pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results may not be realized in actual sale or immediate settlement of the asset or liability. Under ASC 820, there is a hierarchal disclosure framework associated with the level of pricing observability utilized in measuring assets and liabilities at fair value.

The three broad levels defined by the ASC 820 hierarchy are as follows:

Level 1 — Quoted prices available in active markets for identical assets or liabilities as of the reported date.

Level 2 — Observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined.

Level 3 — Unobservable inputs from the Company’s own assumptions about market risk developed based on the best information available, subject to cost benefit analysis. Inputs may include the Company’s own data.

When there are no observable comparables, inputs used to determine value are derived through extrapolation and interpolation and other Company-specific inputs such as projected financial data and the Company’s own views about the assumptions that market participants would use. The following table summarizes our financial assets and liabilities as of March 31, 2012 that we measured at fair value on a recurring basis by level within the fair value hierarchy. As required by ASC 820, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to their fair value measurement.

	June 30, 2012	Level 1	Level 2	Level 3
Cash and cash equivalents	$474,251	$474,251	$—	$—
Restricted cash	290,835	290,835	—	—
Derivative assets	13,102	—	13,102	—
Derivative liabilities	(20,831)	—	(20,831)	—
	$757,357	$765,086	$(7,729)	$—

Our cash and cash equivalents, along with our restricted cash and cash equivalents balances, consists largely of money market securities that are considered to be highly liquid and easily tradable. These securities are valued using inputs observable in active markets for identical securities and are therefore classified as level 1 within our fair value hierarchy. Our derivative assets and liabilities included in level 2 consist of United States dollar denominated interest rate caps and foreign currency forward contracts swaps. Their fair values are determined by applying standard modeling techniques under the income approach to relevant market interest rates (cash rates, futures rates, swap rates) in effect at the period close to determine appropriate reset and discount rates. Changes in fair value are recognized immediately in income.

We also measure the fair value of certain assets and liabilities on a non-recurring basis, when GAAP requires the application of fair value, including events or changes in circumstances that indicate that the carrying amounts of assets may not be recoverable. Assets subject to these measurements include aircraft. We record aircraft at fair value when we determine the carrying value may not be recoverable, in accordance with ASC 360 and other accounting pronouncements requiring re- measurements at fair value. Fair value measurements for aircraft in impairment tests are based on level 3 inputs, which include the Company’s assumptions as to future cash proceeds from leasing and selling aircraft.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands or as otherwise stated, except share and per share amounts)

5.  Fair value measurements (continued)

In the three and six months ended June 30, 2012, we did not recognize any impairment.

Our financial instruments consist principally of restricted cash, derivatives, notes receivable, trade receivables, accounts payable and cash equivalents. The fair value of restricted cash, notes receivable, trade receivables, accounts payable and cash and cash equivalents approximates the carrying value of these financial instruments because of their short term nature. The fair values of our debt are estimated based on level 2 inputs using a discounted cash flow analysis, based on our current incremental borrowing rates for similar types of borrowing arrangements.

The carrying amounts and fair values of our most significant financial instruments at June 30, 2012 are as follows:

	June 30, 2012
	Book value	Fair value
Assets
Restricted cash	$290,835	$290,835
Derivative assets	13,102	13,102
Cash and cash equivalents	474,251	474,251
	$778,188	$778,188

	June 30, 2012
	Book value	Fair value
Liabilities
Debt	$6,224,987	$6,177,759
Derivative liabilities	20,831	20,831
	$6,245,818	$6,198,590

6.  Flight equipment held for operating leases, net

At June 30, 2012, 251 out of our 256 owned aircraft were on lease under operating leases to 86 lessees in 45 countries. At June 30, 2012, we also owned seven engines. Movements in flight equipment held for operating leases during the periods presented were as follows:

	Six months ended June 30, 2011	Twelve months ended December 31, 2011	Six months ended June 30, 2012
Net book value at beginning of period	$8,061,260	$8,061,260	$7,895,874
Additions	555,690	882,625	527,432
Depreciation	(182,429)	(383,148)	(181,289)
Impairment	(7,749)	(23,323)	—
Disposals	(243,495)	(333,140)	(214,529)
Transfer to inventory	(1,430)	(11,430)	—
Transfer to direct finance lease/flight equipment held for sale	(26,536)	—	—
Sale of AeroTurbine	2,915	(296,970)	—
Net book value at end of period	$8,158,226	$7,895,874	$8,027,488
Accumulated depreciation/impairment at June 30, 2011, December 31, 2011 and June 30, 2012	$(956,318)	$(1,060,416)	$(1,215,666)

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands or as otherwise stated, except share and per share amounts)

7.  Notes receivable

Notes receivable consist of the following:

	June 30, 2011	December 31, 2011	June 30, 2012
Secured notes receivable	$11,634	$4,794	$4,110
Notes receivable from lessee restructurings	2,897	406	—
	$14,531	$5,200	$4,110

8.  Derivative assets and liabilities

The following discussion should be read in conjunction with our audited consolidated financial statements included in our 2011 Annual Report on Form 20-F filed with the SEC on March 23, 2012, which provide further information on our derivative instruments.

The objective of our hedging policy is to adapt a risk adverse position with respect to changes in interest rates and foreign currencies. In the normal course of business we enter into a number of interest rate derivatives to hedge the current and future interest rate payments on our variable rate debt. Furthermore we enter into a number of foreign currency derivatives to hedge the current and future Euro-US Dollar exposure to our business. These derivative products can include interest rate swaps, caps, floors, options and forward contracts. As of June 30, 2012, we had interest rate swaps, caps and floors and several foreign currency forward contracts with a combined notional amount of $3.2 billion. We have not applied hedge accounting under ASC 815 to any of the above mentioned caps and floors and to one interest rate swaps. The change in fair value during the three months ended June 30, 2012 and June 30, 2011 was a loss of $7.2 million and $12.8 million respectively.

As of June 30, 2012 we had five interest rate swaps for which we achieved cash flow hedge accounting treatment. The five interest rate swaps had a combined notional amount of $0.6 billion. The change in fair value related to the effective portion of these interest rate swaps is recorded, net of tax, in accumulated other comprehensive income.

9.  Other assets

Other assets consist of the following:

	June 30, 2011	December 31, 2011	June 30, 2012
Debt issuance costs	$153,759	$148,675	$135,691
Other tangible fixed assets	8,840	3,802	3,118
Receivables from aircraft manufacturer	19,104	12,990	10,694
Prepaid expenses	6,207	4,601	7,386
Other receivables	20,271	11,291	11,023
	$208,181	$181,359	$167,912

10.  Accrued expenses and other liabilities

Accrued expenses and other liabilities consist of the following:

	June 30, 2011	December 31, 2011	June 30, 2012
Guarantee liability	$610	$—	$—
Accrued expenses	41,262	29,682	23,631
Accrued interest	24,717	26,702	36,467
Lease deficiency	20,111	18,074	16,412
	$86,700	$74,458	$76,510

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands or as otherwise stated, except share and per share amounts)

11.  Debt

Debt consists of the following:

	June 30, 2011	December 31, 2011	June 30, 2012 (1)
ECA-guaranteed financings	$1,653,760	$1,662,810	$1,588,403
ALS I debt	726,654	640,332	557,262
ALS II debt	753,946	693,180	634,747
Revolving credit facility	606,190	461,421	483,576
GFL securitization debt	629,847	624,973	585,364
TUI portfolio acquisition facility	279,653	262,302	200,263
Skyfunding B737-800 acquisition facility	—	133,669	360,917
AerCap Aviation 6.375% senior unsecured notes	—	—	300,000
AT revolving credit facility	309,374	—	—
Subordinated debt joint venture partners	64,280	64,280	64,280
Other debt	1,495,529	1,568,198	1,450,175
	$6,519,233	$6,111,165	$6,224,987

(1)                                 As of June 30, 2012, we remain in compliance with the respective financial covenants across the Company’s various debt obligations.

AerCap Aviation 6.375% Senior Unsecured Notes due 2017—In May 2012, AerCap Aviation Solutions B.V. (“AerCap Aviation”), a 100%-owned finance subsidiary of AerCap Holdings N.V. (“AerCap”), issued $300.0 million of 6.375% senior unsecured notes due 2017 (the “AerCap Aviation Notes”). The AerCap Aviation Notes were fully and unconditionally guaranteed by us.  The AerCap Aviation Notes were issued at a price of 100%, plus accrued and unpaid interest, if any from and including May 22, 2012. The net proceeds after the estimated fees and expenses, were approximately $294.4 million. AerCap Aviation on-lent the net proceeds from the offering to us to enable us to acquire, invest in, finance or refinance aircraft assets and for other general corporate purposes.

The AerCap Aviation Notes do not have any financial condition covenants that require AerCap Aviation to maintain compliance with any financial ratios or measurements on a periodic basis.  The AerCap Aviation Notes do contain non-financial covenants that, among other things, limit our ability to incur additional indebtedness, enter into certain mergers or consolidations, incur certain liens and engage in certain transactions with our affiliates.  In addition, the indenture governing the AerCap Aviation Notes (the “AerCap Aviation Indenture”) restricts our ability to pay dividends or make other Restricted Payments (as defined in the AerCap Aviation Indenture), subject to certain exceptions, unless certain conditions are met, including that (1) no default under the AerCap Aviation Indenture shall have occurred and be continuing, (2) we shall be permitted by the AerCap Aviation Indenture to incur additional indebtedness and (3) the amount of distributions may not exceed a certain amount based on, among other things, our consolidated net income.  Such restrictions are not expected to affect our ability to meet our cash obligations for the next 12 months.  The AerCap Aviation Indenture does not restrict the ability of AerCap Aviation to pay dividends or provide loans to us.

There are certain restrictions on the ability of AerCap and AerCap Aviation to obtain funds from its subsidiaries by dividend and loan.  For example, the provisions of AerCap’s aircraft securitization vehicles, ALS I and ALS II and Genesis Funding Limited, prohibit distributions on the subordinated notes issued pursuant to those facilities to AerCap until such time as the senior classes of notes issued pursuant to those facilities are repaid in full. Additionally, AerCap’s revolving warehouse credit facility with a syndicate of banks led by affiliates of UBS Real Estate Securities Inc., or the “warehouse facility,” permits limited distributions to AerCap by the relevant subsidiary borrower during the first two years provided specified principal payments are made. Furthermore, most of AerCap’s commercial bank loans and export credit facility financings restrict the payment of dividends in the event that the borrower is in default under the applicable loan, which can include the failure to meet financial ratios or tests. As a result, AerCap Aviation and AerCap’s ability to receive dividends and loans from its subsidiaries may be impacted by any event of default which restricts the ability of AerCap’s subsidiaries to distribute cash to the AerCap as dividends and in the form of other distributions, including in the form of interest and principal payments and the return of subordinated investments.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands or as otherwise stated, except share and per share amounts)

11.  Debt (continued)

Subject to the restrictions contained in the AerCap Aviation Indenture, future borrowings by AerCap’s subsidiaries may contain restrictions or prohibitions on the payment of dividends to AerCap by its subsidiaries. In addition, applicable foreign and state corporate law may limit the ability of the AerCap’s subsidiaries to pay dividends to it.

A detailed summary of the principal terms of our indebtedness can be found in our 2011 Annual Report on Form 20-F filed with the SEC on March 23, 2012. There have been no material changes, except for the new $300 million AerCap Aviation 6.375% Senior Unsecured Notes due 2017 described above, to our indebtedness since the filing of our 2011 Annual Report on Form 20-F.

12.  Equity

Movements in equity during the periods presented were as follows:

	Six months ended June 30, 2011
	AerCap Holdings N.V. Shareholders Equity	Non- controlling interest	Total Equity
Beginning of the period	$2,211,350	$6,047	$2,217,397
Net income for the period	102,931	306	103,237
Share-based compensation	3,825	—	3,825
Net change in fair value of derivatives, net of $899 tax	(6,297)	—	(6,297)
Sale of non-controlling interests	—	(491)	(491)
Purchase of treasury stock	(1,449)	—	(1,449)
End of the period	$2,310,360	$5,862	$2,316,222

	Twelve months ended December 31, 2011
	AerCap Holdings N.V. Shareholders Equity	Non- controlling interest	Total Equity
Beginning of the period	$2,211,350	$6,047	$2,217,397
Net income for the period	172,224	526	172,750
Share-based compensation	7,180	—	7,180
Net change in fair value of derivatives, net of $1,913 tax	(13,518)	—	(13,518)
Sale of non-controlling interests	—	(492)	(492)
Purchase of treasury stock	(100,000)	—	(100,000)
End of the period	$2,277,236	$6,081	$2,283,317

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands or as otherwise stated, except share and per share amounts)

12.  Equity (continued)

	Six months ended June 30, 2012
	AerCap Holdings N.V. Shareholders Equity	Non- controlling interest	Total Equity
Beginning of the period	$2,277,236	$6,081	$2,283,317
Net income for the period	94,591	(1,874)	92,717
Share-based compensation	3,396	—	3,396
Net change in fair value of derivatives, net of $271 tax	(1,898)	—	(1,898)
Purchase of treasury stock	(62,719)	—	(62,719)
End of the period	$2,310,606	$4,207	$2,314,813

On June 10, 2012, we entered into a Share Purchase Agreement to purchase 5 million ordinary shares from Fern S.a.r.l., an affiliate of Cerberus Capital Management, L.P. The aggregate purchase price for the ordinary shares was $55.9 million, which represented a discount of 4.8% from the closing price of the shares on the New York Stock Exchange on June 8, 2012. Furthermore we also repurchased an additional 0.6 million ordinary shares with an aggregate purchase price of $6.8 million in the open market, bringing our total treasury stock purchases during the six months ended June 30, 2012 to $62.7 million.

13.  Share-based compensation

AerCap Holdings N.V. Equity Grants

During the six months ended June 30, 2012, 740,228 AerCap Holdings N.V. restricted share units were granted under the NV Equity Plans. At June 30, 2012, there were 1,462,254 share options outstanding at an exercise price of $24.63 per share, 550,000 share options outstanding at an exercise price of $2.95 per share, 21,287 share options outstanding at an exercise price of $14.12 per share and 23,662 share options outstanding at an exercise price of $11.29 per share. At June 30, 2012, 2,012,254 outstanding options were vested and 44,949 options were subject to future vesting criteria. At June 30, 2012 2,400,228 restricted share units were outstanding and were all subject to future time and/or performance-based vesting criteria. Assuming that vesting criteria applicable to unvested share options and unvested restricted share units are met in the future, including performance criteria, and that no forfeitures occur, we expect to recognize share-based compensation charges related to NV Equity Grants of approximately $3.8 million during the remainder of 2012 and approximately $7.2 million, $6.9 million, $3.2 million and $0.5 million during the years 2013, 2014, 2015 and 2016 respectively. In the three and six months ended June 30, 2012 share-based compensation expenses were $1.9 million and $3.4 million respectively.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands or as otherwise stated, except share and per share amounts)

14.  Selling, general and administrative expenses

Selling, general and administrative expenses include the following expenses:

	Three months ended June 30, 2011	Three months ended June 30, 2012	Six months ended June 30, 2011	Six months ended June 30, 2012
Personnel expenses(1)	$14,568	$10,700	$27,921	$21,979
Travel expenses	1,585	1,764	2,739	3,457
Professional services	3,474	2,908	6,357	6,662
Office expenses	844	862	2,471	1,487
Directors expenses	1,359	1,246	2,814	2,480
Aircraft management fee	25,779	546	27,363	1,008
Mark-to-market of derivative instruments	(388)	1,786	(7,541)	(3,093)
Other expenses	2,192	1,906	4,123	4,066
	$49,413	$21,718	$66,247	$38,046

(1)                                 Includes share-based compensation of $1,658, $2,876, $1,931 and $3,397 in the three and six months ended June 30, 2011 and 2012, respectively.

(2)                                 Includes a one-time charge of $24,500 relating to the buy-out of the Genesis portfolio servicing rights in the three and six months ended June 30, 2011

15.  Earnings per ordinary share

Basic and diluted earnings per share is calculated by dividing net income by the weighted average of our ordinary shares outstanding. As disclosed in Note 11, there are 4,457,431 share options and restricted share units outstanding under the NV Equity Plan. These options could become dilutive in the future. The computations of basic and diluted earnings per ordinary share for the periods indicated below are shown in the following table:

	Three months ended June 30, 2011	Three months ended June 30, 2012	Six months ended June 30, 2011	Six months ended June 30, 2012
Net income for the computation of basic and diluted earnings per share	30,842	29,581	102,931	94,591
Weighted average ordinary shares outstanding	149,211,244	138,717,200	149,221,776	139,308,322
Basic and diluted earnings per ordinary share	$0.21	$0.21	$0.69	$0.68

16.  Segment information

Reportable Segments

Following the sale of AeroTurbine we manage our business, analyze and report our results of operations on the basis of one business segment—leasing, financing, sales and management of commercial aircraft. The leasing, financing and sales of engines and parts (“Engine and parts”) is included in this segment as this constitutes an insignificant part of our business after the sale of AeroTurbine.

17.  Commitments and contingencies

A detailed summary of our commitments and contingencies can be found in our 2011 Annual Report on Form 20-F filed with the SEC on March 23, 2012. There have been no material changes to our commitments and contingencies since the filing of those reports.

18.  Subsequent events

On July 16, 2012, our board of directors approved an increase in its previously announced share repurchase program from $130.0 million to $200.0 million. The share repurchase program will run through June 30, 2013.

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read this discussion in conjunction with our unaudited condensed consolidated financial statements and the related notes included in this Interim Report. Our financial statements are presented in accordance with generally accepted accounting principles in the United States of America, or U.S. GAAP, and are presented in U.S. dollars.

Special Note About Forward Looking Statements

This report includes “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. We have based these forward looking statements largely on our current beliefs and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed in this report, could cause our actual results to differ substantially from those anticipated in our forward looking statements, including, among other things:

•                  the availability of capital to us and to our customers and changes in interest rates,

•                  the ability of our lessees and potential lessees to make operating lease payments to us,

•                  our ability to successfully negotiate aircraft purchases, sales and leases, to collect outstanding amounts due and to repossess aircraft under defaulted leases, and to control costs and expenses,

•                  decreases in the overall demand for commercial aircraft leasing and aircraft management services,

•                  the economic condition of the global airline and cargo industry,

•                  competitive pressures within the industry,

•                  the negotiation of aircraft management services contracts,

•                  regulatory changes affecting commercial aircraft operators, aircraft maintenance, engine standards, accounting standards and taxes, and

•                  the risks set forth in “Item 3. Key Information—Risk Factors” included in our 2011 Annual Report on Form 20-F, filed with the SEC on March 23, 2012.

The words “believe”, “may”, “aim”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar words are intended to identify forward looking statements. Forward looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward looking statements speak only as of the date they were made and we undertake no obligation to update publicly or to revise any forward looking statements because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward looking events and circumstances described in this annual report might not occur and are not guarantees of future performance.

Aircraft Portfolio

Our aircraft portfolio consists primarily of modern, technologically advanced and fuel-efficient narrowbody aircraft, with a particular focus on Airbus A320 family aircraft and Boeing 737-800 aircraft. As of June 30, 2012, we owned 256 aircraft and managed 36 aircraft, making us the largest independent aircraft lessor globally. The weighted average age of our 256 owned aircraft was 5.7 years as of June 30, 2012. We own one of the youngest aircraft fleets among aircraft leasing companies. We operate our aircraft business on a global basis and as of June 30, 2012, 251 out of our 256 owned aircraft were on lease to 86 commercial airline and cargo operator customers in 45 countries. Of the five aircraft off lease at June 30, 2012, one aircraft was back on lease as of August 7, 2012 and three aircraft were subject to a lease agreement.

The following table provides details regarding our aircraft portfolio by type of aircraft as of June 30, 2012:

	Owned portfolio		Managed portfolio		Number of aircraft under
Aircraft type	Number of aircraft owned	Percentage of total net book value	Number of aircraft	Number of aircraft on order (1)	Purchase / (sale) contract or letter of intent	Total owned, managed and ordered aircraft
Airbus A300 Freighter	1	0.3%	—	—	—	1
Airbus A319	30	9.7%	—	—	—	30
Airbus A320	104	36.5%	6	6	—	116
Airbus A320NEO	—	—	—	—	5	5
Airbus A321	20	7.1%	2	—	—	22
Airbus A330	23	21.8%	4	8	(1)	34
Boeing 737Classics	9	0.7%	18	—	(1)	26
Boeing 737NGs	54	19.4%	—	39	—	93
Boeing 747	2	0.9%	—	—	—	2
Boeing 757	2	0.4%	1	—	(1)	2
Boeing 767	4	1.7%	2	—	—	6
Boeing 777	—	—	2	—	—	2
CRJ-705	—	—	1	—	—	1
CRJ-900	4	0.9%	—	—	—	4
MD-11 Freighter	1	0.3%	—	—	—	1
ERJ170	2	0.3%	—	—	—	2
Total	256	100.0%	36	53	2	347

(1)                                 Includes the remaining 24 Boeing 737 aircraft to be delivered by American Airlines pursuant to the purchase and leaseback entered into in 2011. On November 29, 2011, American Airlines filed for voluntary Chapter 11 bankruptcy protection and as a result our remaining obligations under the purchase and leaseback contract, which was structured as a financial accommodation rather than an executory contract that could be assumed in bankruptcy, automatically terminated. We intend to continue to evaluate each delivery on a case-by-case basis until such time as we agree to reinstate the original contract or enter into a new purchase and leaseback contract. As of June 30, 2012, 11 of the original 35 American Airlines purchase and leaseback Boeing 737 aircraft have been delivered and financed under our Skyfunding facility. In July 2012 one additional aircraft has been delivered and financed under our Skyfunding facility.

Critical Accounting Policies

There have been no changes to our critical accounting policies from those disclosed in our 2011 Annual Report on Form 20-F filed with the SEC on March 23, 2012.

Comparative Results of Operations

	Six months ended June 30, 2011	Six months ended June 30, 2012
	(US dollars in thousands, except share and per share amounts)

Revenues
Lease revenue	$521,777	$500,181
Net gain on sale of assets	5,183	434
Management fee revenue	10,237	8,704
Interest revenue	1,181	946
Other revenue	2,811	514
Total Revenues	541,189	510,779
Expenses
Depreciation	181,243	182,115
Asset impairment	7,749	—
Interest on debt	141,617	157,621
Operating lease-in costs	6,040	2,902
Leasing expenses	29,780	36,343
Provision for doubtful accounts	2,311	—
Selling, general and administrative expenses	66,247	38,046
Total Expenses	434,987	417,027
Income from continuing operations before income taxes and income of investments accounted for under the equity method	106,202	93,752
Provision for income taxes	(7,554)	(7,497)
Net income of investments accounted for under the equity method	5,171	6,462
Net Income from continuing operations	103,819	92,717
Loss from discontinued operations, net of tax (AeroTurbine)	(582)	—
Net Income	103,237	92,717
Net (income) loss attributable to non-controlling interest	(306)	1,874
Net Income attributable to AerCap Holdings N.V.	$102,931	$94,591
Total earnings per share , basic and diluted	$0.69	$0.68
Loss per share from discontinued operations, basic and diluted	$—	$—
Earnings per share from continued operations attributable to AerCap Holdings N.V., basic and diluted	$0.69	$0.68
Weighted average shares outstanding, basic and diluted	149,221,776	139,308,322

Six months ended June 30, 2012 compared to six months ended June 30, 2011

Revenues. The principal categories of our revenue and their variances were:

	Six months ended June 30, 2011	Six months ended June 30, 2012	Increase/ (decrease)	Percentage Difference
	(US dollars in millions)
Lease revenue:
Basic rents	$475.5	$470.1	$(5.4)	(1.1)%
Maintenance rents and other receipts	46.3	30.1	(16.2)	(35.0)%
Sales revenue	5.2	0.4	(4.8)	(92.3)%
Management fee revenue	10.2	8.7	(1.5)	(14.7)%
Interest revenue	1.2	1.0	(0.2)	(16.7)%
Other revenue	2.8	0.5	(2.3)	(82.1)%
Total	$541.2	$510.8	(30.4)	(5.6)%

•                  Basic rents decreased by $5.4 million, or 1.1%, to $470.1 million in the six months ended June 30, 2012 from $475.5 million in the six months ended June 30, 2011. The decrease was attributable primarily to:

•                 a decrease in basic rents of $9.4 million in the six months ended June 30, 2012 compared to the six months ended June 30, 2011 primarily as a result of the time certain aircraft spent off lease following the defaults of two of our lessees (Kingfisher, World Airways) which occurred in the six months ended June 30, 2012; and

•                 a decrease in basic rents of $4.9 million in the six months ended June 30, 2012 compared to the six months ended June 30, 2011 primarily as a result of re-leases at lower rates following their scheduled lease expiration and aircraft that were off lease, as the aircraft were transitioned between lessees, in the six months ended June 30, 2012 compared to prior period. When aircraft come off lease following their scheduled lease expiration, the contracted lease rates of their new leases tend to be lower than their previous lease rates as the aircraft are older and older aircraft have lower lease rates than newer aircraft; and

partially offset by

•                 an increase in basic rents resulting from the acquisition between January 1, 2011 and June 30, 2012 of 23 aircraft for lease with an aggregate net book value of $1.4 billion at the date of acquisition, partially offset by the sale of 26 aircraft, during such period, with an aggregate net book value of $0.5 billion at the date of sale. The net increase in our aircraft portfolio resulted in a $8.9 million increase in basic rents in the six months ended June 30, 2012 as compared to the six months ended June 30, 2011.

•                 Maintenance rents and other receipts decreased by $16.2 million, or 35.0%, to $30.1 million in the six months ended June 30, 2012 from $46.3 million in the six months ended June 30, 2011. The decrease was primarily attributable to a $11.1 million decrease in maintenance revenue and other receipts from airline defaults, a $9.6 million decrease in maintenance revenue related to the early lease termination of two A319 aircraft which also resulted in corresponding leasing expenses of $7.3 million in the six months ended June 30, 2011. The decrease was partially offset by $4.5 million higher regular maintenance rents.

•                  Net gain on sale of assets decreased by $4.8 million, or 92.3%, to $0.4 million in the six months ended June 30, 2012 from $5.2 million in the six months ended June 30, 2011. Net gain on sale of assets in the six months ended June 30, 2012, was generated from the sale of two A330 aircraft partially offset by a loss on one Airbus A320 aircraft and two Boeing 757 aircraft, whereas in the six months ended June 30, 2011, we sold one A320 aircraft, two Boeing 757 aircraft, one MD-82 aircraft, three A330 aircraft through the sale of a 50% interest in a joint venture and one engine.

•                  Management fee revenue decreased by $1.5 million, or 14.7%, to $8.7 million in the six months ended June 30, 2012 from $10.2 million in the six months ended June 30, 2012. The decrease was mainly attributable to the decrease in managed aircraft from 48 aircraft as of June 30, 2011 to 36 aircraft as of June 30, 2012.

•                  Interest revenue did not materially change in the six months ended June 30, 2012 compared to the six months ended June 30, 2011.

•                  Other revenue decreased by $2.3 million, or 82.1%, to $0.5 million in the six months ended June 30, 2012 from $2.8 million in the six months ended June 30, 2011. Other revenue in both periods related primarily to the cash recovery of bankruptcy claims against previous lessees.

Depreciation. Depreciation increased by $0.9 million, or 0.5%, to $182.1 million in the six months ended June 30, 2012 from $181.2 million in the six months ended June 30, 2012. The increase was primarily attributable to a $2.9 million increase in the six months ended June 30, 2012 as a result of our changed estimates of useful lives and residual values of certain older aircraft. The increase was partially offset by a $2.0 million decrease in depreciation in the six months ended June 30, 2012 resulting from the sale between January 1, 2011 and June 30, 2012 of 26 aircraft with an aggregate net book value of $0.5 billion at the date of sale, partially offset by the acquisition of 23 aircraft, during such period, with an aggregate net book value of $1.4 billion at the date of acquisition.

Asset Impairment. In the six months ended June 30, 2012, we did not recognize any impairment, whereas in the six months ended June 30, 2011, we recognized an impairment of $7.7 million. The impairment recognized in the six months ended June 30, 2011, related to three older A320 aircraft and one engine and was triggered by adverse market conditions for older fuel-inefficient aircraft, that negatively affected the useful lives and residual values for such aircraft.

Interest on Debt. Our interest on debt increased by $16.0 million, or 11.3%, to $157.6 million in the six months ended June 30, 2012 from $141.6 million in the six months ended June 30, 2011. The majority of the increase in interest on debt was caused by:

•                  non-recurring charges from the early repayment of secured loans of $23.9 million with the proceeds of our unsecured notes offering in the six months ended June 30, 2012.

•                  an increase in our average cost of debt, excluding the effect of mark-to-market movements and the non-recurring charges from the early repayment of secured loans, to 4.0% in the six months ended June 30, 2012 from 3.6% in the six months ended June 30, 2011. The increase in our average cost of debt, primarily the result of the increased use of fixed rate interest debt, resulted in a $12.2 million increase in our interest on debt.

partially offset by

•                  a $12.2 million decrease in the non-cash recognition of mark-to-market charges on derivatives to a $11.3 million charge in the six months ended June 30, 2012 from a $23.5 million charge in the six months ended June 30, 2011.

•                  a decrease in the average outstanding debt balance to $6.1 billion in the six months ended June 30, 2012 from $6.3 billion in the six months ended June 30, 2011, resulting in a $4.0 million decrease in our interest on debt.

•                  a decrease of $2.6 million in the amortization of debt issuance expenses to $13.7 million in the six months ended June 30, 2012 from $16.3 million in the six months ended June 30, 2011.

Other Operating Expenses. The principal categories of our other operating expenses and their variances were as follows:

	Six months ended June 30, 2011	Six months ended June 30, 2012	Increase/ (decrease)	Percentage difference
	(US dollars in millions)
Operating lease-in costs	$6.0	$2.9	$(3.1)	(51.7)%
Leasing expenses	29.8	36.3	6.5	21.8%
Provision for doubtful accounts	2.3	—	(2.3)	(100)%
Total	$38.1	$39.2	$1.1	2.9%

Our operating lease-in costs decreased by $3.1 million in the six months ended June 30, 2012 as compared to the six months ended June 30, 2011. The decrease is primarily due to the expiry of one of our lease-in, lease-out transactions.

Our leasing expenses increased by $6.5 million in the six months ended June 30, 2012 as compared to the six months ended June 30, 2011. The increase is primarily due to an increase of $12.7 million in expenses related to airline defaults between the two periods. We recognized expenses of $21.7 million related to airline defaults in the six months ended June 30, 2012, which expenses were incurred as a result of airline defaults which occurred in 2011 and 2012. In the six months ended June 30, 2011, we recognized expenses of $9.0 million as a result of airline defaults. The increase was partially offset by a $6.7 million decrease in lessor maintenance contributions in the six months ended June 30, 2012 as compared to the six months ended June 30, 2011.

In the six months ended June 30, 2012 none of our leases had defaults that significantly affected the provision for doubtful accounts. In the six months ended June 30, 2011 expenses for the provision for doubtful accounts were $2.3 million which was caused by the default of one of our lessees.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses decreased by $28.2 million, or 42.6%, to $38.0 million in the six months ended June 30, 2012 from $66.2 million in the six months ended June 30, 2011. The decrease was primarily caused by a $24.5 million one-off charge relating to the buy-out of the Genesis portfolio servicing rights and a $4.2 million termination and severance payment, which were both incurred in the six months ended June 30, 2011.

Income From Continuing Operations Before Income Taxes and income of investments accounted for under the equity method. For the reasons explained above, our income from continuing operations before income taxes and income of investments accounted for under the equity method decreased by $12.4 million, or 11.7%, to $93.8 million in the six months ended June 30, 2012 from $106.2 million in the six months ended June 30, 2011.

Provision For Income Taxes. Our provision for income taxes did not materially change in the six months ended June 30, 2012 compared to the six months ended June 30, 2011. Our effective tax rate for the six months ended June 30, 2012 was 8.0% compared to 7.1% for the six months ended June 30, 2011. Our effective tax rate in any period is impacted by the source and the amount of earnings among our different tax jurisdictions.

Net Income of Investments Accounted For Under the Equity Method. Our net income of investments accounted for under the equity method increased by $1.3 million, or 25.0%, to $6.5 million in the six months ended June 30, 2012 from $5.2 million in the six months ended June 30, 2011, primarily due to an increase in the net income of our 40% joint venture with Waha in the six month ended June 30, 2012. The increase in the joint venture’s net income was primarily attributable to the sale of an aircraft in the six months ended June 30, 2012.

Net Income From Continuing Operations. For the reasons explained above, our net income from continuing operations decreased by $11.1 million, or 10.7%, to $92.7 million in the six months ended June 30, 2012 from $103.8 million in the six months ended June 30, 2011.

Loss From Discontinued Operations, net of tax. Our loss from discontinued operations net of tax of $0.6 million in the six months ended June 30, 2011 is a result of the AeroTurbine Transaction and represents the results of the operations in AeroTurbine for the six months ended June 30, 2011.

Net Income. For the reasons explained above, our net income deceased by $10.5 million, or 10.2%, to $92.7 million in the six months ended June 30, 2012 from $103.2 million in the six months ended June 30, 2011.

Non-controlling Interest, net of tax. Net loss attributable to non-controlling interest, net of tax was $1.9 million in the six months ended June 30, 2012 compared to net income attributable to non-controlling interest, net of tax of $0.3 million income in the six months ended June 30, 2011. The net loss attributable to non-controlling interest, net of tax of $1.9 million in the six months ended June 30, 2012, was primarily caused by the loss on sale of two Boeing 757 aircraft by our consolidated 50% joint venture AerCap Partners I.

Net Income Attributable to AerCap Holdings N.V. For the reasons explained above, our net income attributable to AerCap Holdings N.V. decreased by $8.3 million, or 8.1%, to $94.6 million in the six months ended June 30, 2012 from $102.9 million in the six months ended June 30, 2011.

Liquidity and Access to Capital

Liquidity and Capital Resources

Our cash balance at June 30, 2012 was $765.1 million, including restricted cash of $290.8 million, and our operating cash flow was $324.1 million for the six months ended June 30, 2012. We currently generate significant cash flows from our aircraft leasing business; however, since a significant portion of our owned aircraft are held through restricted cash entities, such as ALS I, ALS II and GFL and since a significant portion of our capital requirements are outside our restricted cash entities, our management analyzes our cash flow at both consolidated and unconsolidated levels to make sure that we have sufficient cash flows available to finance our capital needs in our restricted cash entities and outside our restricted cash entities. Our unused lines of credit at June 30, 2012 were approximately $0.7 billion. Our debt balance at June 30, 2012 was $6.2 billion and the average interest rate on our debt, excluding the effect of mark-to-market movements on our interest rate caps during the three months ended June 30, 2012, was 4.0%. Our debt to equity ratio was 2.7 to 1 as of June 30, 2012.

Aircraft leasing is a capital intensive business and we have significant capital requirements. These commitments include requirements to make pre-delivery payments, as well as the requirement to pay the balance of the purchase price for aircraft on delivery. As of June 30, 2012, we had 29 aircraft under forward purchase commitments (including five Boeing 737 purchase rights), with three aircraft scheduled to be delivered in the remaining six months of 2012. As a result, we will need to raise additional funds though a combination of accessing committed debt facilities and securing additional financing for pre-delivery and final delivery payment obligations and from other sources of capital if needed.

In the longer term, we expect to fund the growth of our business, including the acquisition of aircraft, through internally generated cash flows, the incurrence of new bank debt, the refinancing of existing bank debt and other capital raising initiatives.

Cash Flows

The following table presents our consolidated cash flows for the six months ended June 30, 2011 and 2012:

	Six months ended June 30, 2011	Six months ended June 30, 2012
	(US dollars in millions)
Net cash flow provided by operating activities	$234.4	$324.1
Net cash flow used in investing activities	(427.0)	(335.4)
Net cash flow provided by financing activities	126.7	76.1

Six months ended June 30, 2012 compared to six months ended June 30, 2011.

Cash Flows Provided by Operating Activities. Our cash flows provided by operating activities increased by $89.7 million, or 38.3%, to $324.1 million for the six months ended June 30, 2012 from $234.4 million for the six months ended June 30, 2011, primarily due to $104.6 million decrease in changes in assets and liabilities, which among other things include a one-time charge of $24.5 million relating to the buy-out of the Genesis portfolio servicing rights in the six months ended June 30, 2011 and the timing of payments of certain operating expenses in the six months ended June 30, 2011.

Cash Flows Used in Investing Activities. Our cash flows used in investing activities decreased by $91.6 million, or 21.5%, to $335.4 million for the six months ended June 30, 2012 from $427.0 million for the six months ended June 30, 2011. The decreased use of cash was primarily due to a decrease of $13.7 million in aircraft purchase activity, a decrease of $2.5 million in purchase of investments and an $161.3 million increase in asset sale proceeds, partially offset by a decrease of $84.1 million in movement of restricted cash from a $30.6 million positive movement in restricted cash in the six months ended June 30, 2011 to a $53.5 million negative movement in restricted cash in the six months ended June 30, 2012.

Cash Flows Provided by Financing Activities. Our cash flows provided by financing activities decreased by $50.6 million, or 39.9%, to $76.1 million for the six months ended June 30, 2012 from $126.7 million for the six months ended June 30, 2011. This decrease in cash flows provided by financing activities was due to a decrease of $33.2 million in new financing proceeds, net of repayments and debt issuance costs resulting primarily from the decrease in aircraft purchase activity, a $61.3 million use of cash for share repurchases, partially offset by an increase of $43.8 million of net receipts of maintenance and security deposits.

Indebtedness

As of June 30, 2012, our outstanding indebtedness totaled $6.2 billion and primarily consisted of export credit facilities, commercial bank debt, revolving credit debt, securitization debt, senior unsecured notes and capital lease structures.

The following table provides a summary of our indebtedness at June 30, 2012:

Debt Obligation	Collateral	Commitment	Outstanding	Undrawn amounts	Final stated Maturity

ECA-guaranteed financings	44 aircraft	$1,856,856	$1,588,403	$268,453	2024
ALS I debt	50 aircraft	557,262	557,262	—	2032
ALS II debt	30 aircraft	634,747	634,747	—	2038
UBS revolving credit facility	19 aircraft	800,000	483,576	316,424	2016
GFL securitization debt	38 aircraft	585,364	585,364	—	2032
TUI portfolio acquisition facility	11 aircraft	200,263	200,263	—	2015
SkyFunding Boeing 737 acquisition facility	11 aircraft	394,417	360,917	33,500	2022
AerCap Aviation 6.375% senior unsecured notes		300,000	300,000	—	2017
Subordinated debt joint venture partners*		64,280	64,280	—	2022
Other debt	53 aircraft & 7 engines	1,544,509	1,450,175	94,334	2023
Total		$6,937,698	$6,224,987	$712,711

*                                        Subordinated debt issued to two of our joint venture partners in 2008 and 2010.

Contractual Obligations

Our contractual obligations consist of principal and interest payments on debt, executed purchase agreements to purchase aircraft, operating lease rentals on aircraft under lease-in/lease-out structures and rent payments pursuant to our office leases. We intend to fund our contractual obligations through our lines of credit and other borrowings as well as internally generated cash flows. We believe that our sources of liquidity will be sufficient to meet our contractual obligations. The following table sets forth our contractual obligations and their maturity dates as of June 30, 2012:

	2012 07/01/2012- 12/31/2012	2013	2014	2015	Thereafter
	(US dollars in thousands)
Debt (1)	$474,633	$934,773	$922,845	$1,092,207	$3,557,852
Purchase obligations (2)	281,527	435,804	255,919	388,848	—
Operating leases (3)	7,168	1,225	902	910	1,284
Derivative obligations	12,398	7,350	5,538	1,894	—
Total	$775,726	$1,379,152	$1,185,204	$1,483,859	$3,559,136

(1)                                 Includes estimated interest payments based on one-month LIBOR of 0.25% and three-month LIBOR of 0.46% as of June 30, 2012.

(2)                                 Includes eight A330 wide-body aircraft, six Airbus A320 family aircraft and ten Boeing 737 aircraft on order. Excludes the remaining 24 Boeing 737 aircraft to be delivered by American Airlines pursuant to the purchase and leaseback entered into in 2011. On November 29, 2011, American Airlines filed for voluntary Chapter 11 bankruptcy protection and as a result our remaining obligations under the purchase and leaseback contract, which was structured as a financial accommodation rather than an executory contract that could be assumed in bankruptcy, automatically terminated. We intend to continue to evaluate each delivery on a case-by-case basis until such time as we agree to reinstate the original contract or enter into a new purchase and leaseback contract. As of June 30, 2012, 11 of the original 35 American Airlines purchase and leaseback Boeing 737 aircraft have been delivered and financed under our Skyfunding facility. In July 2012 one additional aircraft has been delivered and financed under our Skyfunding facility.

(3)                                 Represents contractual operating lease rentals on aircraft under lease-in/lease-out structures and contractual payments on our office and facility leases in Amsterdam, The Netherlands, Fort Lauderdale, Florida, Shannon, Ireland, Singapore, Shanghai, China and Abu Dhabi.

The table below provides information as of June 30, 2012 regarding our debt obligations and estimated interest obligations based on one-month LIBOR of 0.25% and three-month LIBOR of 0.46% as of June 30, 2012, per facility type:

	2012 07/01/2012- 12/31/2012	2013	2014	2015	Thereafter
	(US dollars in thousands)
Pre-delivery payment facilities (1)	$19,870	$12,316	$—	$—	$—
Debt facilities with non-scheduled amortization (2)	226,246	427,929	398,102	411,522	1,144,918
Other facilities	228,517	494,528	524,743	680,685	2,412,934
Total	$474,633	$934,773	$922,845	$1,092,207	$3,557,852

(1)         Repayment of debt owed on pre-delivery payment facilities is essentially offset by proceeds received from aircraft purchase debt facilities.

(2)         Represents management estimates. Debt is amortized by the amount of free cash flow generated within each of these facilities.

Capital Expenditures

The table below sets forth our expected capital expenditures for future periods indicated based on contracted commitments as of June 30, 2012:

	07/01/2012- 12/31/2012	2013	2014	2015	Thereafter
	(US dollars in thousands)
Capital expenditures	$262,064	$378,062	$164,800	$370,624	$—
Pre-delivery payments	19,463	57,742	91,119	18,224	—
Total	$281,527	$435,804	$255,919	$388,848	$—

In the six months remaining in 2012 and subsequent years, we expect to make capital expenditures related to eight A330 aircraft, six A320 aircraft and ten Boeing 737 aircraft (excluding the remaining 24 American Airlines purchase and leaseback Boeing 737 aircraft). As we implement our growth strategy, currently focused on the mid- to long-term, and expand our aircraft portfolio, we expect our capital expenditures to increase in the future. We anticipate that we will fund these capital expenditures through internally generated cash flows, draw downs on our committed revolving credit facilities and the incurrence of bank debt, and other debt and equity issuances.

Off-Balance Sheet Arrangements

We continue to have an economic interest in AerCo. This interest is not assigned any value on our balance sheet because we do not expect to realize any value for our investment. We also have other investments in companies or ventures in the airline industry which we obtain primarily through restructurings in our leasing business. The value of these investments is immaterial to our financial position.

We have entered into two joint ventures, AerDragon, in which we have a 25% equity interest and AerLift, in which we have a 40% equity interest, which do not qualify for consolidated accounting treatment. The assets and liabilities of these joint ventures are off our balance sheet and we only record our net investment under the equity method of accounting.

Indebtedness

A detailed summary of the principal terms of our indebtedness can be found in our 2011 Annual Report on Form 20-F filed with the SEC on March 23, 2012.

Item 3.  Quantitative and Qualitative Disclosures About Market Risk

Our primary market risk exposure is interest rate risk associated with short and long-term borrowings bearing variable interest rates and lease payments under leases tied to floating interest rates. To manage this interest rate exposure, we enter into interest rate swap and cap agreements. We are also exposed to foreign currency risk, which can adversely affect our operating profits. To manage this risk, we enter into forward exchange derivatives.

The following discussion should be read in conjunction with our audited consolidated financial statements included in our 2011 Annual Report on Form 20-F filed with the SEC on March 23, 2012, which provide further information on our derivative instruments.

Interest Rate Risk

The rentals we receive under our leases are based on fixed and variable interest rates. We fund our operations with a mixture of fixed and floating rate debt and finance lease obligations. An interest rate exposure arises to the extent that the mix of these obligations is not matched with our assets. This exposure is primarily managed through the use of interest rate caps, fixing rate debt, interest rate swaps and interest rate floors using a cash flow based risk management model. This model takes the expected cash flows generated by our assets and liabilities and then calculates by how much the value of these cash flows will change for a given movement in interest rates.

The table below provides information as of June 30, 2012 regarding our debt and finance lease obligations and their related interest rate exposure:

	2012 (07/01/2012- 12/31/2012)	2013	2014	2015	2016
	(US dollars in thousands)
Average fixed rate debt outstanding	$2,185,266	$2,064,512	$1,865,031	$1,600,838	$1,264,207
Average floating rate debt outstanding	3,845,825	3,387,116	2,814,490	2,209,750	1,554,944
Fixed rate interest obligations	50,541	96,582	89,734	75,856	57,510
Floating rate interest obligations (1)	36,300	67,059	60,029	51,566	34,528

(1)                                 Based on one-month LIBOR and three-month LIBOR as of March 31, 2012, which were 0.25% and 0.46% respectively.

Under our interest rate caps, we will receive the excess, if any, of LIBOR, reset monthly or quarterly on an actual/360 adjusted basis, over the strike rate of the relevant cap. The caps amortize based on a number of factors, including the expiration dates of the leases under which our lessees are contracted to make fixed rate rental payments and the three- or six-month LIBOR reset dates under our floating rate leases. Under our interest rate floors, we pay for the difference when the LIBOR rate, reset monthly or quarterly on an actual/360 adjusted basis, falls below the strike rate of the relevant floor.

The table below provides information as of June 30, 2012 regarding our derivative financial instruments that are sensitive to changes in interest rates on our borrowing, including our interest rate caps, swaps and floors. The table presents the average notional amounts and weighted average strike rates relating the interest rate caps, swaps and floors for the specified year. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Weighted average variable rates are based on implied forward rates in the yield curve at the applicable date.

	2012	2013	2014	2015	2016	2017	Thereafter	Fair value
	(US Dollars in millions)
Interest rate caps
Average notional amounts	$2,251	$1,910	$1,404	$1,108	$740	$478	$114	$13.1
Weighted average strike rate	2.94%	2.46%	2.73%	2.79%	2.79%	3.08%	3.19%

	2012	2013	2014	2015	2016	2017	Thereafter	Fair value
	(US Dollars in millions)
Interest rate swaps
Average notional amounts	$720	$509	$383	$155	$—	$—	$—	$(13.6)
Weighted average strike rate	1.55%	1.31%	1.37%	1.33%	—	—	—

	2012	2013	2014	2015	2016	2017	Thereafter	Fair value
	(US Dollars in millions)
Interest rate floors
Notional amounts	$107	$70	$45	$27	$—	$—	$—	$(4.8)
Weighted average strike rate	3.00%	3.00%	3.00%	3.00%	—	—	—

The variable benchmark interest rates associated with these instruments ranged from one to six-month LIBOR.

Our Board of Directors is responsible for reviewing and approving our overall interest rate management policies and transaction authority limits. Specific hedging contracts are approved by the treasury committee acting within the overall policies and limits. Our counterparty risk is monitored on an ongoing basis, but is mitigated by the fact that the majority of our interest rate derivative counterparties are required to cash collateralize in the event of their downgrade by the rating agencies below a certain level. Our counterparties are subject to the prior approval of the treasury committee.

Foreign Currency Risk and Foreign Operations

Our functional currency is the U.S. dollar. As of June 30, 2012, all of our aircraft leases were payable in U.S. dollars. We incur Euro-denominated expenses in connection with our offices in The Netherlands and Ireland. For the six months ended June 30, 2012, our aggregate expenses denominated in currencies other than the U.S. dollar, such as payroll and office costs and professional advisory costs, were $26.7 million in U.S. dollar equivalents and represented 70.2% of total selling, general and administrative expenses. We enter into foreign exchange contracts based on our projected exposure to foreign currency risks in order to protect ourselves from the effect of period over period exchange rate fluctuations. Mark-to-market gains or losses on such contracts are recorded as part of selling, general and administrative expenses since most of our non-US denominated payments relate to such expenses. We do not believe that a change in foreign exchange rates will have material impact on our results of operations. However, the portion of our business conducted in foreign currencies could increase in the future, which could increase our exposure to losses arising from currency fluctuations.

PART II OTHER INFORMATION

Legal Proceedings

There have been no material changes to legal proceedings described in our 2011 Annual Report on Form 20-F, filed with the SEC on March 23, 2012.

Item 1. Risk Factors

There have been no material changes to the disclosure related to the risk factors described in our 2011 Annual Report on Form 20-F, filed with the SEC on March 23, 2012.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

On June 5, 2012, our board of directors approved a new share repurchase program. The share repurchase program will run through December 31, 2012 and allows total repurchases of up to $130.0 million in 2012. Repurchases under the program may be made through open market purchases or privately negotiated transactions in accordance with applicable U.S. federal securities laws. The timing of repurchases and the exact number of shares of common stock to be purchased will be determined by the Company’s management, in its discretion, and will depend upon market conditions and other factors. The program will be funded using the Company’s cash on hand and cash generated from operations. The program may be suspended or discontinued at any time.

The following table summarizes our repurchases of our ordinary shares during the second quarter of 2012 under our 2012 Share Repurchase Program:

	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of a publicly announced share repurchase plan	Dollar value of shares that may yet be purchased under the program as of June 30, 2012
(US dollars in thousands, except share and per share amounts)

April 2012	—	$—	—	$—
May 2012	—	—	—	—
June 2012	5,590,260	$11.22	5,590,260	$67,281

On July 16, 2012, our board of directors approved an increase in its previously announced share repurchase program from $130.0 million to $200.0 million. The dollar value of shares that may yet be purchased under the revised plan as of July 16, 2012 is $137.3 million. The share repurchase program will run through June 30, 2013.

Item 3. Defaults upon Senior Securities

None.

Item 4. Mine Safety Disclosures.

Not applicable.

Item 5. Other Information

None.

Item 6. Exhibits

None.